May 23, 2005

Mail Stop 4561

Mr. Stephen Hallock
Secretary/Director
Knight Fuller, Inc.
12753 Mullholland Dr.
Beverly Hills, CA  90210

RE:	Knight Fuller, Inc.
	Form 8-K filed May 13, 2005
            File No. 0-50955

Dear Mr. Hallock:

We have reviewed your filing and have the following comment.
Where
indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed May 13, 2005

1. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please provide the supplemental information requested above within
5
business days from the date of this letter. The supplemental information should be filed on EDGAR.

Any questions regarding the above should be directed to me at
(202)
551-3466.


						Sincerely,



						Matthew Maulbeck
						Staff Accountant
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Knight Fuller, Inc.
May 23, 2005



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